Mail Stop 3561

October 7, 2009

C. Geoffrey Hampson
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

>   **Re: Live Current Media Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 7, 2009**
>   **File No. 333-158951**
>   **Amendment No 1 to Form 10-K for the Fiscal Year Ended December**
>   **31, 2008**
>   **Filed September 11, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 15, 2009**
>   **File No. 0-29929**

Mr. Hampson:

        We have reviewed your response letter dated September 9, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Amended and Restated Consolidated Financial Statements, page F-1

1. Please revise to prominently label the column headings as "restated" throughout your financial statements. Furthermore, please make conforming changes throughout your restated Form 10-K/A. Similarly, please revise your March 31, 2009 Form 10-Q/A accordingly.

Consolidated Statements of Operations, page F-4

2. We note your response to comment 13 of our letter dated May 28, 2009. Please revise your statements of operations to present two subtotals within other income (expenses). In this regard, non-operating income (expenses) should be separately presented from operating income (expenses). For example, your interest expense and interest income items would be considering non-operating in nature. See Rule 5-03 of Regulation S-X. Please also revise your March 31, 2009 Form 10-Q/A, and your June 30, 2009 Form 10-Q accordingly.

3. We note you are excluding depreciation and amortization from cost of sales. If depreciation expense is excluded from cost of sales, then please revise the description of costs of goods sold, (excluding of depreciation and amortization as shown below) or similar caption to comply with SAB Topic no. 11.B.

4. We note your response to comment 16 of our letter dated May 28, 2009. We reissue our prior comment. In this regard, since you consolidated Global Cricket Venture you should therefore revise your statements of operations to include the Global Cricket Venture expenses within the appropriate expense categories in your statements of operations.

Note 1 – Nature of Business and Basis of Presentation, page F-8

5. We note your response to comment 18 of our letter dated May 28, 2009. Please revise your March 31, 2009 Form 10-Q to comply with the presentation and disclosure requirements of SFAS no. 160 with regard to your non-controlling interest.

Note 21 – Restated Quarterly Financial Data (unaudited), page F-42

6. Please revise to provide the comprehensive disclosures you outlined in your exhibits to your letter dated August 25, 2009. In this regard, your proposed disclosure in your August 25, 2009 letter provided entire restated statements of operations for the quarterly fiscal 2008 periods as opposed to your current summary presentation.

<u>Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2</u>

7. We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 continues to vary from the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, paragraph two includes the word "annual" before the word "report." Though it appears that you have corrected this error in the certifications you provide in your subsequent Form 10-Qs please keep this in mind in future annual reports on Form 10-K. Also, you continue to include "Live Current Media Inc. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002" as the title to the certification when this is not set forth in the form. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please make appropriate changes to your future certifications and confirm your intention to do so.

As appropriate, please amend your filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief, at 202-551-3264 or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mary Ann Sapone, Esq.
       Richardson & Patel, LLP
       Via facsimile